

February 27, 2014

<u>Via E-mail</u>
Cynthia L. Sullivan
President, Chief Executive Officer and Director
Immunomedics, Inc.
300 The American Road
Morris Plains, NJ 07950

   Re: **Immunomedics, Inc.**
       Annual Report on Form 10-K
       Filed August 22, 2013
       File No. 000-12104

Dear Ms. Sullivan:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Jeffrey P. Riedler

            Jeffrey P. Riedler
            Assistant Director

cc: Andrew P. Gilbert, Esq.
   DLA Piper LLP
   300 Campus Drive, Suite 100
   Florham Park, New Jersey 07932